June 16, 2006

Mr. Senshan Yang
Chief Executive Officer
China Medicine Corporation
51 Everett Drive; Suite A-20; West Windsor Professional Center
Princeton Junction, NJ 08550

Re: China Medicine Corporation
**   Preliminary Information Statement on Schedule 14C**
**   Registration No. 0-51379**
**   Filed on May 17, 2006**

Dear Ms. Yang:

This is to advise you that we have performed a limited review of the Preliminary Information Statement on Schedule 14C noted above and have the following comment:

1.   In your Information Statement, you note that you will solicit the consent of holders of your common stock on or after July 7, 2006 with respect to the proposals listed in your Information Statement. Please advise us how obtaining the written consents in order to proceed to take action by written consent without a meeting of shareholders is consistent with Section 228 of the Delaware General Corporation Law.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief